FORM 51-102F3

(Previously Form 53-901F)

Material Change Report

Item 1: Name and Address of Company

Freegold Ventures Limited

2303 West 41st Avenue

Vancouver, BC,  V6M 2A3

Item 2: Date of Material Change:   June 18, 2007

Item 3: News Release:  A news release dated and issued on June 18, 2007.

Item 4: Summary of Material Change:

Freegold announces Rob McEwen and Sprott Asset Management to Invest $6.21 million.

Item 5: Full Description of Material Change:

June 18, 2007 (Vancouver, BC) – Freegold Ventures Limited (the “Company”) is pleased to announce that, subject to regulatory approval, Rob McEwen and Sprott Asset Management have entered into subscription agreements with the Company for the private placement of 5.4 million units at a price of C$ 1.15 per unit for aggregate proceeds of C$ 6.2 million.

Mr. McEwen is subscribing for 4.5 million units for proceeds of C$ 5,175,000, and Sprott Asset Management, as portfolio manager for various Sprott funds has subscribed for 900,000 units for proceeds of C$ 1,035,000.  Each unit is comprised of one common share of the Company and one-half of one common share purchase warrant.  Each whole warrant entitles the holder to acquire one common share for C$ 1.60 for a term of two years from the date of closing.

In addition, the Company will be issuing an additional 100,000 units on a non-brokered basis bringing the total placement to 5.5 million units with total proceeds of C$ 6.325 million.  No finder’s fee or commissions are being paid in connection with any of these financings.

Upon completion of the placement, Mr. McEwen will own 8.2% of the Company’s issued shares.  Sprott Asset Management, currently the largest shareholder of the Company, will be increasing its stake in the Company after completion of the placement from 9.9% to 10.5%.

Rob McEwen is Chairman and CEO of US Gold (AMEX & TSX: UXG) and Lexam Explorations (TSX: LEX) and was the founder and former Chairman and CEO of Goldcorp, which is the world's lowest cost million ounce gold producer.  He has been honored with such awards as the Northern Miner's Man of the Year Award, the Prospectors and Developers Association of Canada's Developer of the Year award, the Ernst & Young's Ontario Entrepreneur of the Year Award in the Energy Category and was most recently recognized as Canada's most innovative C.E.O. by Canadian Business Magazine.

Proceeds of this financing will be used to continue to fund the on-going resource expansion drilling and economic evaluations at the Almaden Project in Idaho, to fund the ongoing shallow and subsequent deeper drilling programs at the Golden Summit project in Alaska, to commence new summer-fall exploration programs on the Vinasale and Rob projects in Alaska, to fund the continued investigation of acquisition opportunities, and for general working capital purposes.

About Freegold Ventures Limited

Freegold Ventures Limited is a North American exploration company with a new management team experienced in mine development and production that is actively exploring advanced-stage gold projects in Idaho and Alaska.  Freegold holds a 100% lease interest in the Almaden gold project in Idaho.  This large tonnage epithermal gold deposit was the subject of a feasibility study in 1997 calling for the development of a 95,000 oz/year open pit, heap leach mine.  Freegold is currently finalizing a 34,000-foot drilling program aimed at further expanding the size of the resource prior to undertaking new economic evaluations in 2007.  Drilling at depth and to the north and south of the known mineralization is continuing to identify new extensions to the deposit.  Freegold is also discovering new high-grade veins and bulk tonnage shear zones in its 25,000-foot drill program at its Golden Summit project outside Fairbanks, Alaska.  A 10,000-ton bulk sample collected in the fall of 2006 was successful in uncovered numerous zones of high-grade surface gold mineralization.  Pending permit completion, on-site processing of this bulk sample material plus additional high-grade surface mineralization is expected to commence in late summer 2007.  Freegold has also recently optioned the Vinasale Gold Deposit in Alaska, from Doyon, Limited.  Geophysical, mapping and sampling programs will be carried out on the property in 2007.

Item 6: Reliance on subsection 7.1(2) or (3) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable

Item 7: Omitted Information

Not Applicable

Item 8: Executive Officer

Taryn Downing, Corporate Secretary

Telephone:  604-685-1870

Facsimile:  604-685-6550

Item 9: Statement of Senior Officer

Dated at the City of Vancouver, in the Province of British Columbia this 18th day of June, 2007.